Exhibit 99.2

Management’s Discussion
and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2018

PAN AMERICAN SILVER CORP.	2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
May 9, 2018

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017 (the "2017 Financial Statements"), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018 (the “Q1 2018 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2017 Financial Statements, and the Q1 2018 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Pan American’s significant accounting policies are set out in Note 2 of the 2017 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, "total debt", “working capital", “general and administrative cost per silver ounce produced”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per silver ounce sold”, “cash costs per ounce of silver”, “working capital”, “general and administrative cost per silver ounce produced”, “adjusted earnings“ and “basic adjusted earnings per share”, as well as details of the Company’s by-product credits and a reconciliation of these measures to the Q1 2018 Financial Statements.
Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits. Any reference to “AISCSOS” in this MD&A should be understood to mean all-in sustaining costs per silver ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

PAN AMERICAN SILVER CORP.	3

CORE BUSINESS AND STRATEGY
Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•
Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.
Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

PAN AMERICAN SILVER CORP.	4

Q1 2018 HIGHLIGHTS
Operations & Project Development

•	Silver production of 6.1 million ounces
Consolidated silver production for the three months ended March 31, 2018 ("Q1 2018") of 6.1 million ounces was similar to the 6.2 million produced in the three months ended March 31, 2017 ("Q1 2017"). Q1 2018 silver production was in-line with expectations and is on-track to achieve management's guidance for 2018 of 25.0 million to 26.5 million ounces.

•	By-Product production on track to achieve annual guidance
Consolidated gold production in Q1 2018 was 46.2 thousand ounces, 8.5 thousand ounces higher than the 37.7 thousand ounces produced in Q1 2017, and is in-line with expected production required to achieve guidance for 2018 of 175.0 thousand to 185.0 thousand ounces.
Zinc production in Q1 2018 was 14.7 thousand tonnes, 15% higher than in the comparable quarter of 2017. Lead production was 5.2 thousand tonnes, which is comparable with Q1 2017 production of 5.3 thousand tonnes. Copper production of 3.0 thousand tonnes was 7% lower than in Q1 2017. Base metal production in Q1 2018 is in-line with expectations and on-track to achieve management's guidance for 2018 of 60.0 thousand to 62.0 thousand tonnes of zinc, 21.0 thousand to 22.0 thousand tonnes of lead, and 12.0 thousand to 12.5 thousand tonnes of copper.

•	Cash costs of $1.18 per ounce, the lowest in a decade
Q1 2018 cash costs of $1.18 per ounce were $5.00 per ounce or 81% lower than in Q1 2017, largely due to increased throughput, higher by-product credits, and lower treatment and refining charges. Cash costs in Q1 2018 were significantly lower than management's 2018 full year guidance range of $3.60 to $4.60 per ounce.
Financial

•	Revenue and net earnings up quarter-over-quarter
Revenue in Q1 2018 of $207.0 million was up 4% from Q1 2017, mainly due to higher by-product prices and lower treatment and refining charges.
Net earnings in Q1 2018 were $48.2 million ($0.31 basic earnings per share) compared with $20.0 million ($0.13 basic earnings per share) in Q1 2017. The increase was primarily driven by increased mine operating earnings from increased revenues and lower production costs.
Adjusted earnings in Q1 2018 were $30.7 million ($0.20 basic adjusted earnings per share) compared with $9.0 million ($0.06 basic adjusted earnings per share) in Q1 2017. Increased revenue from higher by-product metal prices and decreased production costs were the major drivers in the quarter-over-quarter increase.

•	Strong liquidity and working capital position
As at March 31, 2018, the Company had cash and short-term investment balances of $224.8 million, working capital of $448.7 million, and $300.0 million available under its undrawn revolving credit facility. Total debt of $10.0 million was related entirely to finance lease liabilities.

•	All-In Sustaining Costs per Silver Ounce Sold (“AISCSOS”) lower than guidance
Q1 2018 AISCSOS of $6.98 was $2.32 below the low end of management's guidance for 2018 of $9.30 to $10.80, and was mainly attributable to higher than anticipated by-product credits.

PAN AMERICAN SILVER CORP.	5

OPERATING PERFORMANCE
The following table provides silver production and cash costs, net of by-product credits, at each of Pan American’s operations for the respective three month periods ended March 31, 2018 and 2017:

	Silver Production (ounces ‘000s)		Cash Costs(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2018	2017	2018	2017
La Colorada	1,650	1,631	0.67	3.01
Dolores	1,202	965	(3.11)	(1.67)
Alamo Dorado	—	347	NA	21.29
Huaron	930	895	(1.51)	0.77
Morococha(2)	731	645	(11.36)	(3.18)
San Vicente(3)	764	935	11.00	12.47
Manantial Espejo	825	787	11.92	20.38
Total (4)	6,102	6,204	1.18	6.18

(1)
Cash costs is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2018 Financial Statements.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

(4)	Totals may not add due to rounding.
Silver Production
Consolidated silver production in Q1 2018 was 2% less than in Q1 2017 as a result of discontinued production at Alamo Dorado and lower grades at San Vicente due to mine sequencing. Higher production was recorded at all other mines, particularly at Dolores from higher throughput due to the start of the pulp agglomeration plant, and at Morococha from higher grades. Each operation’s silver production variances are further discussed in the “Individual Mine Performance” section of this MD&A.
Cash Costs
Consolidated cash costs per ounce of silver for Q1 2018 were $1.18, down 81% from Q1 2017, as a result of higher by-product credits and decreased direct selling costs. By-product credits increased by $5.72 per ounce driven by increased gold and zinc production, and higher metal prices for all by-products. The decrease in direct selling costs reflects improved contract terms for concentrate treatment and refining.
By-Product Production
The following table provides the Company’s by-production production for the respective three month periods ended March 31, 2018 and 2017:

	By-Product Production
	Three months ended March 31,
	2018	2017
Gold – koz	46.2	37.7
Zinc – kt	14.7	12.8
Lead – kt	5.2	5.3
Copper – kt	3.0	3.2
Gold production during Q1 2018 was 46.2 thousand ounces, an increase of 8.5 thousand ounces from the 37.7 thousand ounces produced in Q1 2017. The increase reflects record quarterly production at Dolores due to higher throughput and grades and faster recoveries from the pulp agglomeration plant.

PAN AMERICAN SILVER CORP.	6

Zinc production in Q1 2018 was 15% higher than Q1 2017, driven by higher throughput at the expanded La Colorada operations, and higher grades at Morococha, due to mine sequencing. Q1 2018 lead production was comparable with Q1 2017, with increases at Morococha being offset by decreases at Huaron. Q1 2018 copper production was 7% lower than in Q1 2017, primarily because of anticipated lower copper grades at Morococha.
Average Market Metal Prices
The following tables set out the average market price for each metal produced for Q1 2018 and Q1 2017:

	Average Market Metal Prices(1)
	Three months ended March 31,
	2018	2017
Silver $/ounce	16.77	17.42
Gold $/ounce	1,329	1,219
Zinc $/tonne	3,421	2,780
Lead $/tonne	2,523	2,278
Copper $/tonne	6,961	5,831

(1)
Average market prices for zinc, lead and copper are the London Metal Exchange cash prices for the three month period ended March 31, 2018 and 2017. Silver and gold prices are the London Bullion Metal Association prices for the same periods.

AISCSOS
The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for the three months ended March 31, 2018, as compared to the same period in 2017:

	Payable Silver Sold (ounces ‘000s)		AISCSOS(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2018	2017	2018	2017
La Colorada	1,544	1,685	1.87	5.74
Dolores	1,240	892	10.02	10.26
Alamo Dorado	—	300	—	16.84
Huaron	778	784	2.43	6.07
Morococha	681	577	(2.68)	3.72
San Vicente	783	887	11.42	14.84
Manantial Espejo	674	862	11.43	27.54
Total (2)	5,700	5,986	6.98	12.63

(1)
AISCSOS is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2018 Financial Statements. G&A costs are included in the consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.

(2)	Totals may not add due to rounding.
Consolidated AISCSOS for Q1 2018, were $6.98 representing a 45% decrease from the comparable period in 2017. The quarter-over-quarter decrease largely reflects the higher by-product credits at all operations, except Manantial Espejo, and the effects of net realizable value ("NRV") adjustments which reduced Q1 2018 AISCSOS by $0.94 compared to a $1.87 increase to Q1 2017 AISCSOS. These decreases in AISCSOS were partially offset by higher sustaining capital.
Individual Mine Performance
An analysis of performance at each operation in Q1 2018, compared with Q1 2017 follows. The project capital amounts invested in Q1 2018 are further discussed in the Project Development Update section of this MD&A.

PAN AMERICAN SILVER CORP.	7

La Colorada mine

	Three months ended March 31,
	2018	2017
Tonnes milled - kt	170.4	152.4
Average silver grade – grams per tonne	333	366
Average zinc grade - %	2.83	2.78
Average lead grade - %	1.43	1.50
Average silver recovery - %	90.4	90.8
Average zinc recovery - %	85.7	83.6
Average lead recovery - %	87.1	87.0
Production:
Silver – koz	1,650	1,631
Gold – koz	1.05	0.87
Zinc – kt	4.13	3.54
Lead – kt	2.12	1.98

Cash cost per ounce net of by-products(1)	$0.67	$3.01

AISCSOS(2)	$1.87	$5.74

Payable silver sold - koz	1,544	1,685

Sustaining capital - (’000s)(3)	$2,887	$3,035

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculation and a reconciliation of this measure to the Q1 2018 Financial Statements.

(3)
Sustaining capital expenditures exclude $1.6 million of investing activity cash outflow for Q1 2018 (Q1 2017: $2.6 million) related to investment capital incurred on the La Colorada expansion project as disclosed in the “Project Development Update” section of this MD&A.

Q1 2018 vs. Q1 2017
Production:

•	Silver: Comparable, due to improved throughput being offset by lower silver grades from mine sequencing necessary to access backfill.

•	By-products: 17% and 7% increases in zinc and lead, respectively, due to increased throughput of sulphide ore as a result of the mine expansion.
Cash costs: The 78% decrease was primarily the result of improved by-product credits (increased base metal production and base metal prices) and improved concentrate terms, partially offset by higher operating costs. The increase in operating costs is attributable to the higher throughput resulting from the mine expansion.
AISCSOS: The 67% decrease was due to a combination of improved by-product credits and concentrate terms.
Sustaining Capital: Primarily related to equipment replacements and rehabilitations, and brownfield exploration.

PAN AMERICAN SILVER CORP.	8

Dolores mine

	Three months ended March 31,
	2018	2017
Tonnes placed - kt	1,897.9	1,567.2
Average silver grade – grams per tonne	35	42
Average gold grade – grams per tonne	0.87	0.60
Average silver produced to placed ratio - %	56.6	45.9
Average gold produced to placed ratio - %	64.7	80.6
Production:
Silver – koz	1,202	965
Gold – koz	34.3	24.4

Cash cost per ounce net of by-products(1)	(3.11)	(1.67)

AISCSOS(2)	10.02	10.26

Payable silver sold - koz	1,240	892

Sustaining capital - (’000s)(3)	$14,371	$5,505

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculation and a reconciliation of this measure to the Q1 2018 Financial Statements.

(3)
Sustaining capital expenditures excludes $4.5 million of investing activity cash outflow for Q1 2018 (Q1 2017: $14.1 million) related to investment capital incurred on Dolores expansion projects, as disclosed in the “Project Development Update” section of this MD&A.

Q1 2018 vs. Q1 2017
Production:

•
Silver: 25% higher due to higher stacking rates, and improved recovery rates, which were attributable to the start-up of the pulp agglomeration plant, partially offset by lower grades from mine sequencing.

•	By-product: 41% increase in gold due to higher stacking rates and better grades from mine sequencing, offset by lower recoveries due to the timing of leach pad kinetics.

•
Daily average leach pad stacking rates of over 21,000 tonnes were achieved in Q1 2018, and the new underground mine is on track to achieve targeted rates of 1,500 tonnes per day by year-end. Commissioning and debottlenecking activities on the pulp agglomeration plant continued in the quarter, particularly with the large filter units. Additional plate and frame expansion kits to maximize the capacity of the existing filter units are expected to be delivered during the second quarter of 2018.

Cash costs: Decreased $1.44 per ounce due to higher by-product credits (higher gold prices and sales volumes), partially offset by higher operating costs due to higher throughput rates and the addition of underground mining.
AISCSOS: Comparable, due to higher sustaining capital being offset by lower negative NRV adjustments.
Sustaining Capital: Up $8.9 million, primarily due to the timing of payments for Q1 2017 capital and higher pre-stripping and leach pad expansion capital, which constituted the majority of capital expenditures in Q1 2018.

PAN AMERICAN SILVER CORP.	9

Huaron mine

	Three months ended March 31,
	2018	2017
Tonnes milled - kt	234.7	227.5
Average silver grade – grams per tonne	147	145
Average zinc grade - %	2.33	2.83
Average lead grade - %	1.05	1.36
Average copper grade - %	0.86	0.87
Average silver recovery - %	83.8	85.2
Average zinc recovery - %	75.1	76.2
Average lead recovery - %	73.5	78.8
Average copper recovery - %	78.8	78.1
Production:
Silver – koz	930	895
Gold – koz	0.22	0.25
Zinc – kt	4.10	4.85
Lead – kt	1.80	2.40
Copper – kt	1.58	1.54

Cash cost per ounce net of by-products(1)	$(1.51)	$0.77

AISCSOS(2)	$2.43	$6.07

Payable silver sold – koz	778	784

Sustaining capital - (’000s)	$2,210	$3,105

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculation and a reconciliation of this measure to the Q1 2018 Financial Statements.

Q1 2018 vs. Q1 2017
Production:

•	Silver: 4% higher, primarily due to higher throughput rates.

•	By-products: 15% and 25% decreases in zinc and lead, respectively, due to lower grades from mine sequencing. Copper production was similar to Q1 2017.
Cash costs: Record low cash costs were $2.28 per ounce lower than in Q1 2017, due primarily to improved by-product credits from higher base metal prices, improved concentrate treatment terms, and higher payable silver production, which more than offset the lower zinc and lead production.
AISCSOS: A 60% reduction, due to the same drivers for the reduction in cash costs, as well as a decrease in sustaining capital expenditures.
Sustaining Capital: Primarily related to equipment replacements and refurbishments, plant and infrastructure upgrades, and near-mine exploration.

PAN AMERICAN SILVER CORP.	10

Morococha mine(1)

	Three months ended March 31,
	2018	2017
Tonnes milled – kt	168.2	163.8
Average silver grade – grams per tonne	151	139
Average zinc grade - %	3.78	2.84
Average lead grade - %	0.88	0.79
Average copper grade - %	0.86	1.19
Average silver recovery - %	90.5	88.2
Average zinc recovery - %	85.9	80.1
Average lead recovery - %	75.8	66.7
Average copper recovery - %	79.9	82.6
Production:
Silver – koz	731	645
Gold – koz	0.79	0.60
Zinc – kt	5.42	3.68
Lead – kt	1.11	0.85
Copper – kt	1.13	1.59

Cash cost per ounce net of by-products (2)	$(11.36)	$(3.18)

AISCSOS(3)	$(2.68)	$3.72

Payable silver sold (100%) - koz	681	577

Sustaining capital (100%) - (’000s)	$4,902	$2,271

(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.

(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculation and a reconciliation of this measure to the Q1 2018 Financial Statements.

Q1 2018 vs. Q1 2017
Production:

•	Silver: 13% higher, primarily due to higher throughput, grades and recoveries.

•	By-products: 47% and 31% increase in zinc and lead, respectively, and a 29% decrease in copper. The variations were related to mine sequencing from copper zones into lead-zinc zones.
Cash costs: Record low cash costs were $8.18 per ounce lower, primarily the result of higher by-product prices, improved concentrate treatment terms, and increased lead and zinc production, which more than offset lower copper production.
AISCSOS: A $6.40 per ounce decrease due to the improvement in by-product credits, which was partially offset by higher sustaining capital expenditures.
Sustaining Capital: The $2.6 million increase was primarily related to the acquisition of mobile equipment.

PAN AMERICAN SILVER CORP.	11

San Vicente mine (1)

	Three months ended March 31,
	2018	2017
Tonnes milled – kt	75.8	70.7
Average silver grade – grams per tonne	346	455
Average zinc grade - %	1.82	1.83
Average lead grade - %	0.34	0.31
Average silver recovery - %	93.2	92.4
Average zinc recovery - %	76.7	56.0
Average lead recovery - %	79.8	84.8
Production:
Silver – koz	764	935
Gold – koz	0.12	0.12
Zinc – kt	1.06	0.73
Lead – kt	0.20	0.11
Copper – kt	0.29	0.08

Cash cost per ounce net of by-products (2)	$11.00	$12.47

AISCSOS(3)	$11.42	$14.84

Payable silver sold (100%) - koz	783	887

Sustaining capital (100%) - (’000s)	$1,458	$1,566

(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.

(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculation and a reconciliation of this measure to the Q1 2018 Financial Statements.

Q1 2018 vs. Q1 2017
Production:

•
Silver: 18% lower due to a 24% reduction in head grades attributable to delays preparing higher-grade stopes, as well as additional mining dilution experienced with transitioning certain conventional mining areas into more mechanized mining methods.

•
By-products: Increases in copper, lead and zinc were due to better recoveries for zinc, and better smelting and refining contract payability terms for the bulk silver concentrate that contains both lead and copper.

Cash costs: 12% lower due to increased base metal quantities and prices and improved concentrate terms, partially offset by decreased silver production.
AISCSOS: The 23% reduction was driven by the same factors affecting cash costs.
Sustaining Capital: Comparable. Current quarter expenditures primarily relate to a tailings storage facility expansion, mine equipment additions, brownfield exploration and mine site and camp infrastructure.

PAN AMERICAN SILVER CORP.	12

Manantial Espejo mine

	Three months ended March 31,
	2018	2017
Tonnes milled - kt	202.8	188.4
Average silver grade – grams per tonne	149	142
Average gold grade – grams per tonne	1.66	1.76
Average silver recovery - %	88.5	92.1
Average gold recovery - %	92.4	93.5
Production:
Silver – koz	825	787
Gold – koz	9.70	10.13

Cash cost per ounce net of by-products (1)	$11.92	$20.38

AISCSOS(2)	$11.43	$27.54

Payable silver sold - koz	674	862

Sustaining capital - (’000s)	$534	$1,098

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculation and a reconciliation of this measure to the Q1 2018 Financial Statements.

Q1 2018 vs. Q1 2017
Production:

•	Silver: 5% higher due to higher throughput and grades from mine sequencing and greater tonnage from softer stockpile ores.

•	By-products: gold 4% lower due to mine sequencing primarily related to a greater amount of stockpile ore being processed, as expected.
Cash costs: An $8.46 per ounce decrease as a result of a 19% decrease in direct unit operating costs, from the completion of open pit mining activities and a devaluation of the Argentine peso in late 2017 and into 2018.
AISCSOS: A 58% reduction due to the same drivers for the reduction in cash costs, as well as a $10.3 million cost-reducing swing in NRV adjustments.
Sustaining Capital: Primarily related to the acquisition of mobile equipment.

PAN AMERICAN SILVER CORP.	13

2018 ANNUAL OPERATING OUTLOOK
All 2018 forecast amounts in this section refer to the 2018 annual forecasts as provided in the Company's 2017 Annual MD&A dated March 22, 2018 ("2018 Forecast"). The current suspension of operations at Huaron, if prolonged, may impact our annual guidance for 2018.
Production:
The following table summarizes the Q1 2018 metal production compared to the respective 2018 Forecast amounts:

	Q1 2018 Actual	2018 Forecast	% of 2018 Forecast (1)

Silver – Moz	6.10	25.00 - 26.50	24%
Gold – koz	46.2	175.0 - 185.0	26%
Zinc – kt	14.7	60.0 - 62.0	24%
Lead – kt	5.2	21.0 - 22.0	24%
Copper – kt	3.0	12.0 - 12.5	24%

(1)	Percentage calculated based on mid-point of the related 2018 guidance range.
Based on year-to-date production results and the expected production for the remainder of the year, management reaffirms the annual metal production guidance in the 2018 Forecast.
Cash Costs and AISCSOS:
The following table summarizes Q1 2018 cash costs and AISCSOS achieved for each operation compared to the respective 2018 Forecast amounts.
For the purposes of these comparisons, the symbols have the following meanings:

✓✓	Actual results were better than 2018 Forecast range
✓	Actual results met 2018 Forecast range
✗	Actual results were short of 2018 Forecast range

	Cash Costs(1) ($ per ounce)			AISCSOS(1) ($ per ounce)
	2018 Forecast	Q1 2018 Actual		2018 Forecast	Q1 2018 Actual
La Colorada	1.35 - 1.70	$0.67	✓✓	3.80 - 4.30	$1.87	✓✓
Dolores	(1.25) - 0.45	(3.11)	✓✓	9.00 - 12.00	$10.02	✓
Huaron	0.75 - 1.50	(1.51)	✓✓	6.50 - 7.75	$2.43	✓✓
Morococha(2)	(5.80) - (4.30)	(11.36)	✓✓	1.05 - 3.50	$(2.68)	✓✓
San Vicente(2)	10.00 -10.50	11.00	✗	11.60 - 12.50	$11.42	✓✓
Manantial Espejo	17.60 -19.00	11.92	✓✓	18.45 - 20.20	$11.43	✓✓
Total	3.60 - 4.60	$1.18	✓✓	9.30 - 10.80	$6.98	✓✓

(1)
Cash Costs and AISCSOS are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2018 Financial Statements.

(2)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).
Based on the Q1 2018 cash costs and AISCSOS performance, and the expected results for the remainder of 2018, which are largely influenced by commodity prices and currency exchange rate assumptions, management reaffirms the cash costs and AISCSOS guidance in the 2018 Forecast.

PAN AMERICAN SILVER CORP.	14

Capital Expenditures:
The following table summarizes the Q1 2018 capital expenditures compared to the respective 2018 Forecast amounts:

	2018 Capital Investment ($ millions)
	Q1 2018 Actual(1)	2018 Forecast	% of Annual Forecast (2)
La Colorada	2.3	16.5 – 17.0	14%
Dolores	13.6	47.5 – 49.0	28%
Huaron	2.0	17.0 – 17.5	12%
Morococha	4.9	12.0 – 12.5	40%
San Vicente	1.5	6.0 – 7.0	23%
Manantial Espejo	0.5	1.0 – 2.0	33%
Sustaining Capital Sub-total	24.7	100.0 - 105.0	24%
Morococha projects	—	2.0	—%
Mexico projects	6.7	13.0	52%
Joaquin and COSE projects	2.9	35.0	8%
Project Capital Sub-total	9.6	50.0	19%
Total Capital	34.3	150.0 – 155.0	22%

(1)
Total sustaining capital investments capitalized in Q1 2018 were $1.7 million less than the $26.4 million of sustaining capital cash outflows referenced in the individual mine tables and included in the Q1 2018 AISCSOS calculations, shown in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A. In addition, project capital investments in Q1 2018 were $0.5 million less than the $10.1 million of Q1 2018 project capital cash outflows. These differences are due to the timing between the cash payment of capital investments compared with the period in which the investments are capitalized.

(2)	Percentage calculated based on mid-point of the related 2018 guidance range.
Based on year-to-date capital expenditures and those expected for the remainder of the year, management reaffirms the 2018 Forecasts.

PROJECT DEVELOPMENT UPDATE
The following table reflects the amounts spent at each of Pan American’s major projects in Q1 2018 as compared to Q1 2017.

Project Development Investment	Three months ended March 31,
(thousands of USD)
	2018	2017
Dolores Projects (1)	5,284	13,117
La Colorada Projects (2)	1,383	1,763
Joaquin & COSE Projects (3)	2,931	—
Total	9,598	14,880

(1)
As a result of periodic changes in accounts payable balances, the amounts capitalized for the projects during Q1 2018 were $0.8 million more than the project cash outflows (Q1 2017: $1.0 million less).

(2)
As a result of periodic changes in accounts payable balances, the amounts capitalized for the projects during Q1 2018 were $0.2 million less than the project cash outflows (Q1 2017: $0.8 million less).

(3)	As a result of periodic changes in accounts payable balances, the amounts capitalized for the projects during Q1 2018 were $1.1 million less than the project cash outflows.

PAN AMERICAN SILVER CORP.	15

Mexico Projects
During Q1 2018, the Company invested $5.3 million on the Dolores expansion projects, with spending directed at:

•
Continued development of the new underground mine, completion of the site infrastructure, construction of the maintenance shops, and delivery of additional units of the underground mobile equipment fleet.

•	The addition of a surge tank in the pulp agglomeration plant circuit to increase the filter feed density and improve throughput.
During Q1 2018 the Company invested $1.4 million on the La Colorada projects, primarily relating to a tailings storage facility raise and development of a neutralization plant.
Joaquin and COSE Project Developments:
During Q1 2018, the Company invested $2.9 million on the Joaquin and COSE projects, both projects remain on-track and in-line with management's budget.
Joaquin efforts focused on surface earthworks, the placement of a 40-person modular camp, construction of access roads, water supply development, and soil removal and preservation for the waste dump.
At COSE, development of the decline access continued with a total of 347 metres developed during the quarter (495 metres to date). The modular camp and office surface infrastructure construction was completed. As well, the remainder of underground mining equipment was received, commissioned, and put into service.

OVERVIEW OF Q1 2018 FINANCIAL RESULTS
Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past nine quarters as well as selected annual results for the past two years. The dominant factors affecting results in the quarters and years presented below are volatility of realized metal prices, and the timing of the sales of production, which varies with the timing of shipments. The fourth quarter of 2017 included an impairment reversal to Morococha and Calcatreu.

2018	Quarter Ended
(In thousands of USD, other than per share amounts)	March 31
Revenue	$206,961
Mine operating earnings	$55,124
Earnings for the period attributable to equity holders	$47,376
Basic earnings per share	$0.31
Diluted earnings per share	$0.31
Cash flow from operating activities	$34,400
Cash dividends paid per share	$0.035
Other financial information
Total assets	$1,995,701
Total long-term financial liabilities(1)	$92,597
Total attributable shareholders’ equity	$1,559,021

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	16

2017	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$198,687	$201,319	$190,791	$226,031	$816,828
Mine operating earnings	$32,875	$44,782	$47,818	$43,285	$168,760
Earnings for the period attributable to equity holders	$19,371	$35,472	$17,256	$48,892	$120,991
Basic earnings per share	$0.13	$0.23	$0.11	$0.32	$0.79
Diluted earnings per share	$0.13	$0.23	$0.11	$0.32	$0.79
Cash flow from operating activities	$38,569	$42,906	$63,793	$79,291	$224,559
Cash dividends paid per share	$0.025	$0.025	$0.025	$0.025	$0.100
Other financial information
Total assets					$1,993,332
Total long-term financial liabilities(1)					$90,027
Total attributable shareholders’ equity					$1,516,850

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2016	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$158,275	$192,258	$233,646	$190,596	$774,775
Mine operating earnings	$16,698	$44,730	$88,495	$48,956	$198,879
Earnings for the period attributable to equity holders	$1,738	$33,804	$42,766	$21,777	$100,085
Basic earnings per share	$0.01	$0.22	$0.28	$0.14	$0.66
Diluted earnings per share	$0.01	$0.22	$0.28	$0.14	$0.66
Cash flow from operating activities	$771	$66,019	$102,346	$45,668	$214,804
Cash dividends paid per share	$0.0125	$0.0125	$0.0125	$0.0125	$0.0500
Other financial information
Total assets					$1,898,141
Total long-term financial liabilities(1)					$118,594
Total attributable shareholders’ equity					$1,396,298

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	17

Income Statement: Q1 2018 vs. Q1 2017
Net earnings of $48.2 million were recorded in Q1 2018 compared to $20.0 million in Q1 2017, which corresponds to basic earnings per share of $0.31 and $0.13, respectively.
The following table highlights the key items driving the difference between net earnings in Q1 2018 compared with Q1 2017:

Net earnings, three months ended March 31, 2017 (in thousands of USD)		$19,950	Note
Increased revenue:
Increased realized metal prices	$12,572
Higher quantities of metal sold	1,617
Decreased direct selling costs	2,443
Decreased positive settlement adjustments	(8,358)
Total increase in revenue		8,274	(1)
Decreased cost of sales:
Decreased production costs and decreased royalty charges	$19,160		(2)
Increased depreciation and amortization	(5,185)		(3)
Total decrease in cost of sales		13,975
Total increase in mine operating earnings		22,249
Increased net gain on asset sales, commodity contracts and derivatives		7,840	(4)
Decreased foreign exchange gain		(4,184)	(5)
Decreased income tax expense		1,331	(6)
Increased investment income and other expense		969
Decreased exploration and project development expense		780
Decreased dilution gain, net of share of loss from associate		(612)
Increased general and administrative expense		(199)
Decreased interest and finance expense		32
Net earnings, three months ended March 31, 2018		$48,156

1.
Revenue for Q1 2018 was $8.3 million higher than in Q1 2017. The major factor for the increase was a $12.6 million price variance, which was attributable to increased by-product prices, largely from higher zinc and gold prices. Decreased direct selling costs, primarily from favorable changes in contract terms relating to concentrate treatment and refining charges, and increased zinc and gold sales volumes also contributed to the increase in revenues. The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended March 31,		Three months ended March 31,
	2018	2017	2018	2017
Silver(1) – koz	$16.78	$17.44	5,700	5,986
Gold(1) – koz	$1,333	$1,219	40.8	39.0
Zinc(1) – kt	$3,468	$2,846	12.5	10.6
Lead(1) – kt	$2,458	$2,312	4.8	5.4
Copper(1) – kt	$6,993	$5,827	2.7	2.7
(1) Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.

2.
Production and royalty costs in Q1 2018 were $16.8 million lower and $2.4 million lower, respectively, than in Q1 2017. The decrease in production costs was mainly the result of a $16.5 million variance in NRV inventory adjustments at Manantial Espejo and Dolores. The NRV inventory adjustment reduced Q1 2018 production costs by $5.3 million compared with the Q1 2017 NRV inventory adjustments, which increased production

PAN AMERICAN SILVER CORP.	18

costs by $11.2 million. The decreased royalty costs were mainly the result of lower sales volumes from San Vicente.

3.
Depreciation and amortization ("D&A") expense was $5.2 million higher than in Q1 2017, largely the result of increased D&A at Dolores due to increased metal production and sales volumes, and at Morococha, on account of the increased depreciable asset base from the impairment reversal in the fourth quarter of 2017, as well as increased metal production and sales volumes.

4.
Gain on sale of mineral properties, plant and equipment was $7.9 million higher in Q1 2018 than in Q1 2017. The current quarter gain was attributable to the sale of 100% of the Company's shares in Minera Aquiline Argentina SA, which owns the Calcatreu project in Argentina, a gain of $8.0 million ($6.0 million, net of tax expense) was recognized on the sale.

5.
Foreign exchange (“FX”) losses in Q1 2018 were $1.7 million compared to FX gains of $2.5 million in Q1 2017. Losses in Q1 2018 resulted primarily from the timing of cash flows amid volatility in the Mexican peso ("MXN"). Losses in Q1 2018 resulted primarily from the approximately 8% appreciation of MXN denominated trade and tax payables. FX gains in Q1 2017 resulted primarily from the approximately 10% appreciation of MXN denominated monetary assets.

6.
Income tax expense in Q1 2018 was $1.3 million lower than in Q1 2017. The decrease was mainly due to non-taxable foreign exchange gains, and a lower tax rate on the gains from the Calcatreu sale. The result was an aggregate tax benefit of approximately $8.2 million, partially offset by increased earnings before tax and non-controlling interest, which generated additional tax expense of $7.6 million.

Statement of Cash Flows: Q1 2018 vs. Q1 2017
Cash flow from operations in Q1 2018 totaled $34.4 million, $4.2 million less than the $38.6 million generated in Q1 2017. The decrease was largely the result of a $7.5 million increase in income tax payments and a $9.1 million increase in operating cash flows used in working capital changes, partially offset by an approximately $11.7 million increase in cash flows from higher mine operating earnings.
The period-over-period increase in mine operating earnings, excluding non-cash D&A and inventory adjustments, was largely driven by increased revenues and lower royalty costs. Working capital changes in Q1 2018 resulted in an $11.3 million use of cash, comprised mainly of inventory build-ups and working capital liability draw-downs, partially offset by receivables draw-downs. Comparatively, working capital changes reduced operating cash flows by $2.2 million in Q1 2017.
Investing activities utilized $32.9 million in Q1 2018, inclusive of $5.2 million for the net purchase of short-term investments. The balance related primarily to $32.6 million on mineral properties, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. In Q1 2017, investing activities utilized $32.9 million inclusive of $14.9 million in proceeds from the net sale of short-term investments, with $31.9 million spent on mineral properties, plant and equipment additions at the Company’s mines and projects.
Financing activities in Q1 2018 used $10.1 million compared to $2.9 million in Q1 2017. Cash used in Q1 2018 consisted of $5.4 million paid as dividends to shareholders, $1.5 million of lease repayments and $3.0 million used to repay short-term loans. In Q1 2017 cash used in financing activities consisted of $3.8 million in dividends to shareholders and $0.9 million of lease repayments, partially offset by $2.1 million generated on the issuance of shares related to the exercise of stock options.

PAN AMERICAN SILVER CORP.	19

Adjusted Earnings: Q1 2018 vs Q1 2017
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q1 2018 Financial Statements.
Adjusted Earnings in Q1 2018 were $30.7 million, representing basic adjusted earnings per share of $0.20, which was $21.7 million, or $0.14 per share, higher than Q1 2017 adjusted earnings of $9.0 million, and basic adjusted earnings per share of $0.06, respectively.
The following chart illustrates the key factors leading to the change in adjusted earnings from Q1 2017 to Q1 2018:

LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures (in $000s)	March 31, 2018	December 31, 2017	Change
Cash and cash equivalents ("Cash")	167,282	175,953	(8,671)
Short-term Investments ("STI")	57,560	51,590	5,970
Cash and STI	224,842	227,543	(2,701)
Working Capital	448,737	410,756	37,981
Revolving Credit Facility ("RCF")	300,000	300,000	—
Amount drawn on RCF	—	—	—
Total debt (1)	10,017	10,559	—

(1)	Total debt is a Non-GAAP measure calculated as the total of amounts drawn on the RCF, finance lease liabilities and loans payable.
In Q1 2018, the Company's net liquidity position decreased by $2.7 million, as operating cash flows of $34.4 million, which included $32.2 million in tax payments and a $11.3 million use of cash from working capital changes, largely funded the Company's investing and financing activities in the quarter.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily

PAN AMERICAN SILVER CORP.	20

fixed income instruments with specified credit rating targets established by the Board of Directors of the Company (the "Board of Directors" or "Board"), and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital at March 31, 2018 increased by $38.0 million from December 31, 2017 working capital of $410.8 million. The increase was mainly attributable to increases in receivables and inventories along with decreases in accounts payables, accrued liabilities and loans payable, partially offset by the previously discussed decrease in cash and short-term investments.
The Company's four-year $300.0 million secured revolving credit facility that matures on April 15, 2012 (the “RCF”) remained undrawn as of March 31, 2018. As of March 31, 2018, the Company was in compliance with all covenants required by the RCF.
The Company’s financial position at March 31, 2018, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2018 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
In the normal course of business the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in note 7(e) of the 2017 Financial Statements, and in the Contractual Commitments and Contingencies section of the Company's annual 2017 Management Discussion and Analysis (the "2017 Annual MD&A"). Since December 31, 2017, there have been no significant changes to these contractual obligations and commitments.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

CLOSURE AND DECOMMISSIONING COST PROVISION
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of March 31, 2018 was $138.7 million (December 31, 2017 - $142.2 million) using inflation rates of between 2% and 25% (2017 - between 2% and 25%). The inflated and discounted provision on the statement of financial position as at March 31, 2018, using discount rates between 2% and 25% (December 31, 2017 - between 2% and 24%), was $63.8 million (Dec 31, 2017 - $65.4 million). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be paid through 2040 or later if the mine lives are extended. Revisions made to the reclamation obligations in Q1 2018 were primarily a result of increased site disturbance from the ordinary course of operations at the mines, reclamation activities at Alamo Dorado, as well as revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q1 2018 as finance expense was $1.6 million (Q1 2017, $1.5 million). Reclamation expenditures incurred during Q1 2018 were $2.9 million (Q1 2017, $1.4 million).

PAN AMERICAN SILVER CORP.	21

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.
Related party transactions with Maverix Metals Inc. have been disclosed in Note 9 of the Q1 2018 Financial Statements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	AISCSOS
AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

		Three months ended March 31,
(In thousands of USD, except as noted)		2018	2017
Direct operating costs		$117,780	$118,008
Inventory NRV adjustments	A	(5,331)	11,215
Production costs		$112,449	$129,223
Royalties		4,850	7,236
Direct selling costs (1)		14,856	17,299
Less by-product credits (1)		(129,094)	(105,492)
Cash cost of sales net of by-products (2)		$3,062	$48,267
Sustaining capital (3)		$26,361	$16,580
Exploration and project development		2,744	3,524
Reclamation cost accretion		1,639	1,493
General and administrative expense		5,958	5,759
All-in sustaining costs (2)	B	$39,764	$75,623
Payable ounces sold (in thousands)	C	5,700	5,986
All-in sustaining cost per silver ounce sold, net of by-products	B/C	$6.98	$12.63
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	(B-A)/C	$7.91	$10.76

(1)	Included in the revenue line of the consolidated income statements, and for by-product credits are reflective of realized metal prices for the applicable periods.

(2)	Totals may not add due to rounding.

(3)
Please refer to the table below.  Further, Q1 2018 sustaining capital cash outflows included in this table were $1.7 million more than the $24.7 million capitalized as shown in the Capital Expenditures table included in the "2018 Operating Outlook" Section of this MD&A. The difference is due to the timing between the cash payment of capital investments compared with the period in which investments are capitalized.

Sustaining capital is included in AISCSOS while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISCSOS measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

PAN AMERICAN SILVER CORP.	22

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended March 31,
(in thousands of USD)	2018	2017
Payments for mineral properties, plant and equipment(1)	$32,565	$31,938
Add/(Subtract)
Advances received for leases	3,998	1,400
Investment (non-sustaining) capital	(10,202)	(16,759)
Sustaining Capital(2)	$26,361	$16,580

(1)	As presented on the consolidated statements of cash flows.

(2)	Totals may not add due to rounding

Three months ended March 31, 2018
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	15,836	37,342	18,666	16,499	7,983	21,455		117,780
NRV inventory adjustments	—	(319)	—	—	—	(5,012)		(5,331)
Production costs	15,836	37,023	18,666	16,499	7,983	16,443		112,449
Royalties	177	2,085	—	—	1,942	646		4,850
Direct selling costs	2,359	39	5,959	4,382	2,146	(28)		14,856
Less by-product credits	(18,536)	(42,120)	(25,460)	(27,813)	(4,651)	(10,514)		(129,094)
Cash cost of sales net of by-products(1)	(165)	(2,973)	(835)	(6,932)	7,420	6,547		3,062
Sustaining capital	2,887	14,371	2,210	4,902	1,458	534		26,361
Exploration and project development	49	680	357	122	—	(84)	1,620	2,744
Reclamation cost accretion	114	351	162	87	63	708	155	1,639
General & administrative expense	—	—	—	—	—	—	5,958	5,958
All-in sustaining costs(1)	2,886	12,429	1,892	(1,821)	8,940	7,705	7,732	39,764
Payable ounces sold (thousand)	1,544	1,240	778	681	783	674		5,700

All-in sustaining cost per silver ounce sold, net of by-products	$1.87	$10.02	$2.43	$(2.68)	$11.42	$11.43		$6.98
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	1.87	10.28	2.43	(2.68)	11.42	18.86		7.91

(1)	Totals may not add due to rounding.

Three months ended March 31, 2017
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	17,632	26,313	6,190	17,188	13,953	7,092	29,637		118,008
NRV inventory adjustments	—	5,702	216	—	—	—	5,298		11,215
Production costs	17,632	32,015	6,405	17,188	13,953	7,092	34,935		129,223
Royalties	133	1,535	34	—	—	4,842	694		7,236
Direct selling costs	3,772	32	42	6,213	4,216	2,474	551		17,299
Less by-product credits	(15,050)	(30,679)	(1,517)	(22,541)	(18,671)	(2,873)	(14,162)		(105,492)
Cash cost of sales net of by-products(1)	6,487	2,903	4,964	861	(502)	11,536	22,017		48,267
Sustaining capital	3,035	5,505	—	3,105	2,271	1,566	1,098		16,580
Exploration and project development	38	450	—	628	274	—	—	2,133	3,524
Reclamation cost accretion	112	296	89	162	105	56	619	54	1,493
General & administrative expense	—	—	—	—	—	—	—	5,759	5,759
All-in sustaining costs(1)	9,671	9,154	5,053	4,755	2,148	13,158	23,734	7,945	75,623
Payable ounces sold (thousand)	1,685	892	300	784	577	887	862		5,986

All-in sustaining cost per silver ounce sold, net of by-products	$5.74	$10.26	$16.84	$6.07	$3.72	$14.84	$27.54		$12.63
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$5.74	$3.87	$16.12	$6.07	$3.72	$14.84	$21.39		$10.76

(1)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	23

•	Cash Costs per Ounce of Silver, net of by-product credits
Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.
To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended March 31,
(in thousands of U.S. dollars except as noted)		2018	2017
Production costs		$112,449	$129,223
Add/(Subtract)
Royalties		4,850	7,236
Smelting, refining, and transportation charges		16,272	18,811
Workers' participation and voluntary payments		(1,619)	(1,172)
Change in inventories		7,260	(1,208)
Other		(2,074)	(920)
Non-controlling interests (1)		177	(428)
Inventory NRV adjustments		5,331	(11,215)
Cash Operating Costs before by-product credits(2)		142,647	140,328
Less gold credit		(60,470)	(44,885)
Less zinc credit		(43,506)	(30,498)
Less lead credit		(12,281)	(11,778)
Less copper credit		(19,630)	(17,034)
Cash Operating Costs net of by-product credits (2)	A	6,759	36,134
Payable Silver Production (koz)	B	5,740	5,847
Cash Costs per ounce net of by-product credits	A/B	$1.18	$6.18

(1)
Figures presented in the reconciliation table above are on a 100% basis as presented in the consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

(2)	Figures in this table and in the associated tables below may not add due to rounding.

PAN AMERICAN SILVER CORP.	24

Three months ended March 31, 2018 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$19,202	$41,846	$24,583	$19,263	$12,626	$22,671	$140,191
Less gold credit	b1	(1,190)	(45,574)	—	(711)	(73)	(12,859)	(60,407)
Less zinc credit	b2	(11,972)	—	(11,475)	(15,590)	(3,004)	—	(42,042)
Less lead credit	b3	(4,987)	—	(4,260)	(2,648)	(155)	—	(12,051)
Less copper credit	b4	—	—	(10,065)	(7,427)	(1,440)	—	(18,932)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(18,150)	$(45,574)	$(25,799)	$(26,376)	$(4,672)	$(12,859)	$(133,432)
Cash Costs net of by-product credits	C=(A+B)	$1,052	$(3,728)	$(1,218)	$(7,114)	$7,953	$9,812	$6,759

Payable ounces of silver (thousand)	D	1,560	1,200	807	626	723	823	5,740

Cash cost per ounce net of by-products	C/D	$0.67	$(3.11)	$(1.51)	$(11.36)	$11.00	$11.92	$1.18
(1) Totals may not add due to rounding.

Three months ended March 31, 2017(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$18,093	28,104	$8,900	$23,949	$17,895	$13,308	$28,305	$138,555
Less gold credit	b1	(846)	(29,717)	(1,601)	(1)	(316)	(75)	(12,299)	(44,855)
Less zinc credit	b2	(8,354)	—	—	(11,098)	(8,563)	(1,677)	—	(29,692)
Less lead credit	b3	(4,215)	—	—	(5,124)	(2,084)	(171)	—	(11,594)
Less copper credit	b4	—	—	(14)	(7,139)	(8,718)	(412)	—	(16,282)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(13,415)	$(29,717)	$(1,615)	$(23,362)	$(19,681)	$(2,335)	$(12,299)	$(102,423)
Cash Costs net of by-product credits	C=(A+B)	$4,678	$(1,612)	$7,286	$587	$(1,785)	$10,973	$16,006	$36,132

Payable ounces of silver (thousand)	D	1,552	963	342	763	562	880	785	5,847

Cash cost per ounce net of by-products	C/D	$3.01	$(1.67)	$21.29	$0.77	$(3.18)	$12.47	$20.38	$6.18
(1) Totals may not add due to rounding.

•	Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

PAN AMERICAN SILVER CORP.	25

The following table shows a reconciliation of adjusted earnings for the three months ended March 31, 2018 and 2017, to the net earnings for each period.

	Three Months Ended March 31,
(In thousands of USD, except as noted)	2018	2017
Net earnings for the period	$48,156	$19,950
Adjust for:
Derivative gains	(2,008)	—
Unrealized foreign exchange losses (gains)	1,977	(2,044)
Net realizable value adjustments to heap inventory	1,093	5,569
Unrealized gains on commodity contracts	—	(4,933)
Income from associate, net of dilution gain	(159)	(771)
Gain on sale of assets	(7,986)	(42)
Adjust for effect of taxes relating to the above	$1,675	$(329)
Adjust for effect of foreign exchange on taxes	$(12,046)	$(8,376)
Adjusted earnings for the period	$30,702	$9,024
Weighted average shares for the period	153,311	152,757
Adjusted earnings per share for the period	$0.20	$0.06

•	Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt, finance lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

•	Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

•	General and Administrative Costs per Silver Ounce Produced
General and administrative costs per silver ounce produced (“G&A per ounce”) is a non-GAAP measure that is calculated by dividing G&A expense recorded in a period by the number of silver ounces produced in the same period. G&A per ounce does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate corporate expenses incurred in a period relative to the amount of consolidated silver produced during the same period.

RISKS AND UNCERTAINTIES
The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in foreign jurisdictions such as Peru, Mexico, Argentina and Bolivia; environmental risks; and risks related to its relations with employees. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the SEC, and in the Risks and Uncertainties section of the Company's 2017 Annual MD&A, and the 2017 Financial Statements. Readers are

PAN AMERICAN SILVER CORP.	26

encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Instruments Risk Exposure
The Company's is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in note 7(d) to the Company's 2017 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2018. The following provides an update to certain relevant financial instrument risks for the quarter:
Metal Price Risk
A decrease in the market price of silver, gold and other metals could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations.  The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure, depending on market conditions. As at March 31, 2018, the Company had outstanding collars made up of put and call contracts for its exposure to zinc (10,500 tonnes), lead (4,650 tonnes) and copper (2,490 tonnes), settlement dates on these positions are between July 2018 and December 2018. The outstanding contracts have respective weighted average floor and cap prices per tonne of: $2,746 and $3,720 for zinc; $2,200 and $2,748 for lead; and, $6,292 and $7,345 for copper. The Company recorded total gains on these positions of $1.7 million in Q1 2018 (Q1 2017, $1.3 million).
Trading and Credit Risk
As at March 31, 2018, we had receivable balances associated with buyers of our concentrates of $49.8 million (December 31, 2017 - $52.0 million). The vast majority of the receivable balance is owed by five well-known concentrate buyers.
Silver doré production is refined under long term agreements with fixed refining terms at three separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at March 31, 2018, we had approximately $30.0 million contained in precious metal inventory at refineries (December 31, 2017 - $21.9 million). We maintain insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries, and while at the refineries.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at March 31, 2018, the Company had made $15.7 million of supplier advances (December 31, 2017 - $14.3 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.
Foreign currency exchange rate risk
A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. At March 31, 2018 the Company held cash and short-term investments of $25.1 million in Canadian dollars, $4.5 million in Mexican pesos, $2.1 million in Peruvian nuevo soles, $3.2 million in Argentinian pesos, and $1.0 million in Bolivian bolivianos.

PAN AMERICAN SILVER CORP.	27

Taxation Risks
Pan American is exposed to tax related risks. The nature of these taxation risks and how the risks are managed are described in the Risks and Uncertainties section of the 2017 Annual MD&A, and in note 29(d) to the Company's 2017 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2017.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims is described in the Risks and Uncertainties section of the 2017 Annual MD&A, and in note 21 to the Company's Q1 2018 Financial Statements. There were no significant changes to these claims and legal proceedings during the three months ended March 31, 2018.
Foreign Jurisdiction Risk
Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks. The nature of the foreign jurisdiction risks and the Company's exposures to and management of those risks are described in the Risks and Uncertainties section of the 2017 Annual MD&A. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2018.

SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES
In preparing financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 2 of the 2017 Financial Statements, for the Company’s summary of significant accounting policies.

PAN AMERICAN SILVER CORP.	28

CHANGES IN ACCOUNTING STANDARDS
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the following:
Financial Instruments
On January 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments with a single, forward-looking 'expected loss' impairment model and significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. There was no impact from IFRS 9 on the Company's classification and measurement of financial assets and liabilities except for equity securities as described below.
Under IFRS 9, subsequent to initial recognition, financial assets are classified and measured at either: amortized cost, fair value through other comprehensive income ("FVTOCI") or at fair value through profit or loss ("FVTPL"). The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.
IFRS 9 introduced a single expected credit loss impairment model for financial assets measured at amortized cost and for debt instruments at FVTOCI, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.
IFRS 9 changed the requirements for hedge effectiveness and consequently for the application of hedge accounting which did not impact the Company. As the Company does not apply hedge accounting, either under IAS 39 or IFRS 9, the adoption of IFRS 9 with regards to hedge accounting did not impact the Company or its accounting policies.
The Company has not restated comparative 2017 information for financial instruments in the scope of IFRS 9. Therefore, the comparative 2017 information is reported under IAS 39 and is not comparable to the information presented for 2018. Differences arising from the adoption of IFRS 9 have been recognized directly in retained earnings as of January 1, 2018. The adoption of IFRS 9 did not result in a change in carrying value of any of our financial instruments on the transition date. The main area of change was the accounting for equity securities previously classified as available for sale.
In accordance with IFRS 9 guidance, investments in equity securities that are neither subsidiaries nor associates (“equity securities”) are categorized as FVTPL unless they are designated as FVTOCI. Further, investments in equity securities, previously classified as available for sale, are now classified at FVTPL. As of January 1, 2018 equity securities are measured at FVTPL, prior to this and under IAS 39 these assets were initially recorded at fair value with subsequent measurements recorded at FVTOCI. The Company continued to designate its short term investments other than equity securities as financial assets at FVTOCI. This change in measurement classification resulted in an adjustment to opening retained earnings on January 1, 2018 for the historical unrealized gains and losses on the Company’s existing equity securities investments. The adjustment was $1.6 million with a corresponding adjustment to accumulated other comprehensive income.

PAN AMERICAN SILVER CORP.	29

The following table summarizes the classification and measurement of the Company’s financial assets prior to January 1, 2018 in accordance with IAS 39, compared to the new classification as of January 1, 2018, in accordance with IFRS 9:

Financial Asset	IAS 39 Classification / Measurement	IFRS 9 Classification and Measurement
Cash and cash equivalents	Loans and receivables / Amortized cost	Amortized cost
Short-term investments - equity securities	Available-for-sale / FVTOCI	FVTPL
Short-term investments - other than equity securities	Available-for-sale / FVTOCI	FVTOCI
Trade receivables from provisional concentrates sales	FVTPL	FVTPL
Receivable not arising from sale of metal concentrates	Loans and receivables / Amortized cost	Amortized cost
Derivative financial assets	Held-for-trading / FVTPL	FVTPL
Additional disclosures have been presented in Note 4a of the Q1 2018 Financial Statements as a result of adopting IFRS 9.
Revenue Recognition
The Company adopted IFRS 15 which replaced IAS 11 - Construction Contracts; IAS 18 - Revenue, and other revenue interpretations.
IFRS 15 requires either a full retrospective application, whereby comparative information is restated in accordance with IFRS 15, or a modified retrospective application, whereby the cumulative impact of adoption is recognized in opening retained earnings, as of January 1, 2018, and comparative period balances are not restated. The Company elected to apply the modified retrospective approach, though the new standard had no cumulative impact as at January 1, 2018.
IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer, and introduces a revenue recognition model under which an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This new framework did not result in a change in the way the Company recognizes or measures revenue. Further, the standard introduces the concept of performance obligations that are defined as ‘distinct’ promised goods or services, and requires entities to apportion revenue earned to the distinct performance obligations on a relative stand alone selling price basis.  The Company may from time to time enter into concentrate contracts where the Company is responsible for shipping and insurance costs necessary to bring the goods to a named destination after the date on which control of the goods is transferred to the customer.  Accordingly, under IFRS 15, a portion of the revenue earned under such contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over the time the obligations are fulfilled.  There were no such contracts in 2017, nor in the three month period ended March 31, 2018.
Other Narrow Scope Amendments
The Company has adopted IFRIC interpretation 22 - Foreign Currency Transactions and Advanced Consideration, and narrow scope amendments to IFRS 2 - Share-based Payment, which did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.
Changes in accounting standards not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 - Leases which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model

PAN AMERICAN SILVER CORP.	30

that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.
The Company anticipates that the adoption of IFRS 16 will result in an increase in the recognition of right of use assets and lease liabilities related to leases with terms greater than 12 months in our Statement of Financial Position at January 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these right of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows in our Consolidated Statements of Cash Flows.
The Company is in the process of identifying and collecting data relating to the existing agreements that may contain right-of-use assets and estimates the time to develop and implement the accounting policies, estimates and processes (including the information technology systems) will extend into the latter part of 2018.

DISCLOSURE CONTROLS AND PROCEDURES
Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the period ended March 31, 2018 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

PAN AMERICAN SILVER CORP.	31

TECHNICAL INFORMATION
Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 22, 2018, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial and operational performance; future production of silver, gold and other metals produced by the Company; future cash costs per ounce of silver and all-in sustaining costs per silver ounce sold; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; timing of production and the cash costs of production at each of the Company’s properties; the estimated cost of and availability of funding necessary for sustaining capital; the successful implementation and effects of ongoing or future development and expansion plans, including the development of the Joaquin and COSE projects, and the anticipated financial and operational results of such projects; forecast capital and non-operating spending; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive. The current suspension of operations of Huaron, if prolonged, may impact our annual guidance for 2018 and future financial and operating performance.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where the Company may carry on business, including the risk of expropriation relative to certain of our operations, particularly in Argentina and Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit

PAN AMERICAN SILVER CORP.	32

worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risk of obtaining necessary licenses and permits and the presence of laws and regulations that may impose restrictions on mining, including those currently in the province of Chubut, Argentina; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resource”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian Securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Pan American Silver Corp., in compliance with NI 43-101, may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced for extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted in to a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian Securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian Securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public companies that report in accordance with U.S. standards.

PAN AMERICAN SILVER CORP.	33